Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Names of Subsidiary	Place of Organization	Percentage of Voting Securities Owned
First Financial Investments, Inc.	Texas	100%
Abilene, Texas
First Technology Services, Inc.	Texas	100%
Abilene, Texas
First Financial Trust & Asset Management	Texas	100%
Company, National Association*
Abilene, Texas
First Financial Bank, National Association*	Texas	100%
Abilene, Texas
First Financial Insurance Agency, Inc.	Texas	100%
Abilene, Texas

*	National charter.